Exhibit 21.1

HAYNES INTERNATIONAL, INC. SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
LaPorte Custom Metal Processing, LLC (Wholly owned subsidiary in LaPorte, Indiana)	Delaware
Haynes International, Ltd. (Wholly owned subsidiary in Openshaw, England)	United Kingdom
Haynes International, S.A.R.L. (Wholly owned subsidiary in Paris, France)	France
Haynes International, AG (Wholly owned subsidiary in Zurich, Switzerland)	Switzerland
Haynes International, S.r.l. (Wholly owned subsidiary of Haynes International, AG in Italy)	Italy
Haynes Pacific Pte. Ltd. (Wholly owned subsidiary in Singapore)	Singapore
Haynes International (China) Ltd. (Wholly owned subsidiary of Haynes Pacific Pte. Ltd.)	People’s Republic of China
Haynes International (China) Trading Co., Ltd. (Wholly owned subsidiary of Haynes Pacific Pte. Ltd.)	People’s Republic of China
Haynes International K. K. (Wholly owned subsidiary of Haynes Pacific Pte. Ltd.)	Japan